UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Affinity Gaming, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Frederick H. Fogel Silver Point Capital, L.P. 2 Greenwich Plaza, First Floor Greenwich, CT 06830 203-542-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☑

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable	13D	Page 2 of 9 Pages

1.		NAME OF REPORTING PERSONS SPH Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* 3,918,354
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER* 3,918,354
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,918,354
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 19.4% (1)
14.		TYPE OF REPORTING PERSON IA, PN
*See Item 5.

(1)  This percentage is calculated based upon 20,226,833 outstanding common units as of March 30, 2012, as reported on the issuer’s Form 10-K filed on March 30, 2012.

CUSIP No. Not Applicable	13D	Page 3 of 9 Pages

1.		NAME OF REPORTING PERSONS Edward A. Mulé
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 3,918,354
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 3,918,354
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,918,354
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 19.4% (1)
14.		TYPE OF REPORTING PERSON IN
*See Item 5.

CUSIP No. Not Applicable	13D	Page 4 of 9 Pages

1.		NAME OF REPORTING PERSONS Robert J. O'Shea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 3,918,354
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 3,918,354
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,918,354
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 19.4% (1)
14.		TYPE OF REPORTING PERSON IN
*See Item 5.

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common units (the “Common Units”) of Affinity Gaming, LLC (the “Issuer”).  The principal executive offices of the Issuer are located at 3440 West Russell Road, Las Vegas, NV 89118.

Item 2.  Identity and Background

(a) This Schedule 13D is being jointly filed by SPH Manager, LLC, a Delaware limited liability company (“SPH Manager”), Mr. Edward A. Mulé and Mr. Robert J. O'Shea (collectively, the “Reporting Persons”) with respect to the ownership of 3,918,354 Common Units by SPH Investment, LLC, a Delaware limited liability company (“SPH Investment”).  Silver Point Capital Fund, L.P., a Delaware limited partnership, and Silver Point Capital Offshore Fund, Ltd., a Cayman Islands exempted company (collectively, the “Funds”) directly or indirectly hold non-voting equity interests in SPH Investment and an economic interest in the Common Units.  SPH Manager holds the voting equity interests in, and is the manager of, SPH Investment.  By virtue of such status, SPH Manager holds voting and dispositive power over, and may be deemed to be the beneficial owner of, the Common Units held by SPH Investment on behalf of the Funds.  Mr. Edward A. Mulé and Mr. Robert J. O’Shea are the sole members and sole managing members of SPH Manager and, as a result, may be deemed to hold voting and dispositive power over, and may be deemed to be the beneficial owners of, the Common Units held by SPH Investment on behalf of the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 7, 2012, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, CT 06830.

(c) The principal business of SPH Manager is serving as the manager of SPH Investment.  The principal business of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is serving as sole members and sole managing members of SPH Manager and engaging in certain other investment related activities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SPH Manager is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Mulé and O'Shea is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

As described in Item 4 below, the Common Units reported herein were acquired in connection with the Issuer’s bankruptcy reorganization, or in open market purchases with the Funds' investment capital.

Item 4.  Purpose of Transaction

Previously, affiliates of the Reporting Persons were lenders under a senior credit facility (the “Credit Facility”) to Herbst Gaming, Inc. (“Herbst”).  On March 22, 2009, Herbst filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.  Herbst’s plan of reorganization provided, among other things, for the conversion of all claims under the Credit Facility into equity interests in Herbst Gaming, LLC, the predecessor to the Issuer.  As a result, on December 31, 2010, the claims of the affiliates of the Reporting Persons were converted into membership interests of Herbst, and subsequently converted into Common Units of the Issuer.

On April 26, 2012 and subsequently, representatives of the Reporting Persons discussed with representatives of the Issuer the Issuer’s financing plans and the possibility of expanding the Issuer’s board of directors to include a nominee of the Reporting Persons.

Certain affiliates of the Reporting Persons have agreed to acquire a portion of the 9% senior notes due 2018 issued by the Issuer and its wholly owned subsidiary (the “Senior Notes”) and to participate in the Issuer’s senior secured credit facility due 2017 (the “New Credit Facility”).  The purchase of the Senior Notes and the participation in the New Credit Facility are expected to be completed on or about May 9, 2012, subject to customary closing conditions.

The Common Units reported herein and the interests in the Senior Notes and the New Credit Facility referred to in the preceding paragraph are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own the Common Units reported herein.  There were 20,226,833 Common Units outstanding as of March 30, 2012 as reported on the Issuer's Form 10-K filed on March 30, 2012. The Common Units reported herein represents approximately 19.4% of the outstanding Common Units.

(b) SPH Manager has sole voting and dispositive power with respect to the Common Units reported herein.  Messrs. Mulé and O'Shea may be deemed to have shared voting and dispositive power with respect thereto by reason of their status as sole members and sole managing members of SPH Manager.

(c) Except as disclosed below, the Reporting Persons have not effected any transactions in the Common Units during the past sixty days.

Date	Number of Common Units Purchased/Sold	Price per Common Unit	Nature of Transaction
4/20/2012	11,350	$11.25	Open Market Purchase
3/29/2012	40,642	$11.50	Open Market Purchase

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 7, 2012, SPH Investment entered into a Registration Rights Agreement with the Issuer.  Under the Registration Rights Agreement, SPH Investment and its transferees have certain demand and piggyback registration rights relating to the resale of the Issuer’s securities pursuant to which the Issuer is required to use its reasonable best efforts to effect the registration of such securities on the applicable form and is required to include such securities in such registration or offering on the same terms and conditions as such other securities being registered, as applicable.  A complete copy of the Registration Rights Agreement is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2012 and is incorporated herein by reference. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

The Operating Agreement of the Issuer, dated as of December 31, 2010, contains restrictions on transfer of the Common Units as well as other rights and obligations of holders of Common Units.

Item 7.Material to be filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated as of May 7, 2012, by and among the Reporting Persons

Exhibit 2 - Registration Rights Agreement between Affinity Gaming, LLC and SPH Investment, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's form 8-K filed on February 13, 2012)

Exhibit 3 – Operating Agreement of Herbst Gaming, LLC, dated as of December 31, 2010 (incorporated by reference to Exhibit 3.1 to the Issuer’s form 8-K filed on January 3, 2011)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 7, 2012

SPH MANAGER, LLC

By: /s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ

/s/ Edward A. Mulé

ROBERT J. O'SHEA

/s/ Robert J. O'Shea

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  May 7, 2012

SPH MANAGER, LLC

By: /s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ

/s/ Edward A. Mulé

ROBERT J. O'SHEA

/s/ Robert J. O'Shea